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                                                                         ANNEX B

SBC WARBURG DILLON READ, INC.

                                 March 26, 1998

Mr. Mark Harrington
Chairman and Chief Executive Officer
HarCor Energy, Inc.
5 Post Oak Park
Suite 2220
Houston, Texas 77027

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, of the per share cash consideration to be paid to the holders (the "Shareholders") of shares of common stock, $0.10 par value per share (the "Common Stock"), of HarCor Energy, Inc. ("HarCor" or the "Company"), in connection with the proposed acquisition (the "Acquisition") of the Company by National Fuel Gas Company ("National Fuel Gas" or "NFG").

     You should note that we have also been engaged by Bakersfield Energy Resources, Inc. in connection with the possible sale of their ownership in certain properties currently jointly owned with HarCor.

     We have assumed that the terms of the Acquisition are as set forth in the Agreement and Plan of Merger dated as of March 31, 1998 (the "Agreement") among National Fuel Gas, its acquisition subsidiary (the "Acquisition Subsidiary") and the Company. We understand that each share of Common Stock will have the right to receive $2.00 in cash (the "Cash Consideration") upon consummation of the merger of the Acquisition Subsidiary with and into the Company (the "Transaction").

     You have requested our opinion as to whether the Cash Consideration is fair, from a financial point of view, to the shareholders of HarCor.

     SBC Warburg Dillon Read Inc. ("SBC Warburg Dillon Read") has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services, a substantial portion of which is contingent upon the consummation of the Transaction. In the ordinary course of business, SBC Warburg Dillon Read and its affiliates may trade or hold the equity securities of the Company or NFG for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

     On December 8, 1997, Swiss Bank Corporation announced its intention to merge with Union Bank of Switzerland. Accordingly, references to SBC Warburg Dillon Read Inc. shall include our successor entity following implementation of the merger with UBS.

     In arriving at our opinion, we have, among other things: (i) reviewed the Agreement, (ii) reviewed certain publicly available business and historical financial information relating to HarCor, (iii) reviewed certain financial information and other data relating to the business and prospects of HarCor that was prepared by the management of the Company, including financial projections based on the Company's business plan and, in particular, certain estimates of the proved and probable reserves, as well as the projected annual production of such reserves, (iv) reviewed and performed analyses based on certain estimates of HarCor's future ability to meet its capital expenditure and debt service requirements, which were approved by the management of the Company, (v) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company, (vi) reviewed the financial terms of certain other transactions involving companies which are also in lines of
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business we believe are generally comparable to the Transaction, (vii) reviewed the historical market prices and trading volumes of the common stock of the Company, (viii) conducted discussions with selected members of the senior management of the Company and (ix) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

     In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the foregoing information and have, with your consent, relied on its being complete and accurate in all material respects. In addition, we have not made any evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of HarCor, nor have we been furnished with any such evaluation or appraisal. With respect to the financial projections referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of HarCor's management as to the future financial performance of the company. At your direction, we independently contacted over 100 prospective buyers for indications of interest for the acquisition of all, or substantially all, of the Company. Lastly, our opinion is based on economic, monetary and market conditions existing on the date hereof.

     Our opinion does not address the Company's underlying business decision to effect the Transaction or constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration is fair, from a financial point of view, to the Company's shareholders.

                          SBC WARBURG DILLON READ INC.

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